August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (312) 960-5485

John Bucksbaum
Chief Executive Officer
General Growth Properties Inc.
110 North Wacker Dr.
Chicago, IL 60606

> **Re:** **General Growth Properties Inc.**
> **Definitive 14A**
> **Filed March 29, 2007**
> **File No. 1-11656**

Dear Mr. Bucksbaum:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Certain Relationships and Related Party Transactions, page 5

1. Clearly state each of the related persons with an interest in the Operating Partnership. For example, it is unclear whether John Bucksbaum, CEO, has an interest in this transaction. If material, state the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of each related person's interest in the transaction. See Item 404(a) of Regulation S-K.

Executive Compensation, page 11
Compensation Committee Actions, page 11

2. Please disclose the "certain changes" that were made in the programs used to implement the company's objectives.

3. Please provide an analysis about how you determine the amount and, where applicable, the formula for each element to pay. See Item 402(b)(1)(v) of Regulation S-K. You indicate that the compensation committee tracks the total compensation of each named executive officer by reviewing tally sheets. Please analyze how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers. Also analyze the "subjective factors" used to determine cash bonuses.

4. You state that in "certain circumstances," total compensation should exceed the total compensation of the benchmark companies. Clarify whether any of your named executive officers' total compensation exceeded that of the benchmark companies and explain.

Elements of Compensation, page 14

5. It appears that individual officer performance is an important factor in determining compensation. Please disclose how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

6. We refer you to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the differences in the types and amounts of compensation awarded to such executives. For example, Messrs. Michaels and Freibaum received the highest base salaries of $898,077 and $1 million, respectively, which

was over $350,000 above that of the next highest base salary paid, and both received $1 million bonuses, as compared to the next highest paid bonus of $79,800. We direct your attention to Item 402(b)(2)(vii) of Regulation S-K.

7. Your discussion of benchmarking is very general, both as it is used to determine the "reasonableness and competitiveness" of the total compensation and in the various elements of compensation. Provide a more specific discussion of the results of the benchmark comparisons and analyze how the comparison of the peer companies and benchmark companies is used in determining the compensation awarded.

8. Please analyze in greater detail the policies and decisions for allocating between long-term and currently paid out compensation, between cash and non-cash compensation, and between the various forms of non-cash compensation. See Item 402(b)(2)(i) and (ii) of Regulation S-K. The current disclosure simply states that your policy is to link a significant part of total compensation to company results that will create stockholder value both in the short and long term.

CVA Plan and TSOs, page 15

9. You have not provided quantitative disclosure of the terms of the established targets to be achieved for your executive officers to earn their performance-based annual bonus. Please disclose the specific established targets used to determine incentive amounts, such as the targeted CVA, or provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

10. Please provide more detailed disclosure on page 15 as to what the performance factor is and how it is calculated.

11. On page 16 you disclose the formula for determining the annual bonus under the CVA for named executive officers. The formula appears to result in the total number of TSOs awarded being double the amount allocated to be awarded. Please clarify.

Summary Compensation Table, page 19

12. Revise the footnotes discussing all other compensation to provide the disclosure required by Item 402(c)(2)(ix) of Regulation S-K for all years included in the table. We direct your attention to Question 3 of the Executive Compensation and Related Person Disclosure Transition Questions and Answers. If the company voluntarily chooses to comply with the new rules then it must comply with all of the new rules.

13. Please provide narrative disclosure to the summary compensation table and the grants of plan-based awards table as required by Item 402(e) of Regulation S-K. This narrative should provide a description of any material factors necessary to an understanding of the information disclosure in these tables. For example, discuss the impact of the accelerated vesting of all options previously granted to Messrs. Michaels and Freibaum upon the value of the option awards included in the tables. See Item 402(e)(1)(ii) of Regulation S-K.

Grant of Plan Based Awards, page 20

14. It appears from the disclosure on page 16 that the 1998 Plan, which grants incentive awards annually in the form of TSOs, should be included in the grant of plan based awards table as estimated future payouts under equity incentive plan awards.

Outstanding Equity Awards at Fiscal Year-End Table, page 21

15. Footnote two states that these awards are fully vested as of February 23, 2007. The disclosure in this table should be as of the end of the company's last completed fiscal year end. Also, when disclosing the vesting in the footnote, please state the dates of vesting, as required by Instruction 2 to Item 402(f)(2) of Regulation S-K.

Option Exercises and Stock Vested Table, page 22

16. Footnotes two and four state that the value realized on exercise of options for Mr. Michaels and Ms. Schlemmer was calculated as the difference between the option exercise price and the actual sales price of the shares sold on December 19, 2006. Instruction 1 to Item 402(g)(2) of Regulation S-K states that the value is computed as the difference between the market price of the underlying securities at exercise and the exercise or base price of the options.

<u>Change in Control Payments, page 23</u>

    17. The quantitative disclosure should assume the triggering event took place on the last business day of the company's last completed fiscal year, and the price per share of the company's securities is the closing market price as of that date. See Instruction 1 to Item 402(j) of Regulation S-K. You currently provide the information assuming the trigger date of March 16, 2007 and the market price of March 1, 2007.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

        Please contact me at (202) 551-3357 with any questions.

                           Sincerely,

                           Pam Howell
                           Special Counsel